Exhibit 4.33

English Summary

of

Supplemental Agreement

to

the Engineering Framework Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

China Telecom Corporation Limited (“Party A”) and China Telecommunications Corporation (“Party B”) entered into the Engineering Framework Agreement on August 30, 2006.

Party A and Party B entered into the Supplemental Agreement to the Engineering Framework Agreement (the “Supplemental Agreement”) on July 27, 2008 to amend certain article of the Engineering Framework Agreement in order to expand the scope of services provided by Party B and/or its associates to Party A to include cross-provincial level engineering construction and design services.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The following sentence shall be deleted from the original Article 2.1 of the Engineering Framework Agreement: “Unless otherwise provided for by agreements of both parties, the branches, subsidiaries and other controlled units of Party A and Party B shall be within the same administrative region at the provincial level under this Agreement”.

2.	The formation, validity, performance and interpretation of the Supplemental Agreement and any relevant dispute resolutions must be governed by the PRC laws.

3.	Any dispute arising between both Parties concerning the validity, interpretation or performance of the Supplemental Agreement shall firstly be resolved through friendly negotiation. In case no settlement can be reached through friendly negotiation within thirty (30) days upon the date when such dispute arises, either party may initiate proceedings in a competent people’s court in the place where Party B is domiciled.

4.	The Supplemental Agreement shall become effective on January 1, 2009.

5.	If there is any conflict between the Engineering Framework Agreement and the Supplemental Agreement after the Supplemental Agreement becomes effective, the Supplemental Agreement shall prevail.

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